SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FINANCIAL

STATEMENTS

—

Quarterly Information

At March 31, 2016 and report on review

of Quarterly Information

Petróleo Brasileiro S.A. – Petrobras

Index

(Expressed in millions of US Dollars, unless otherwise indicated)

Report of Independent Registered Public Accounting Firm		3
Consolidated Statement of Financial Position		4
Consolidated Statement of Income		5
Consolidated Statement of Comprehensive Income		6
Consolidated Statement of Cash Flows		7
Consolidated Statement of Changes in Shareholders’ Equity		8
Notes to the financial statements		9
1.	The Company and its operations	9
2.	Basis of preparation of interim financial information	9
3.	The “Lava Jato (Car Wash) Operation” and its effects on the Company	9
4.	Basis of consolidation	10
5.	Summary of significant accounting policies	10
6.	Cash and cash equivalents and Marketable securities	10
7.	Trade and other receivables	11
8.	Inventories	14
9.	Assets classified as held for sale	14
10.	Investments	14
11.	Property, plant and equipment	16
12.	Intangible assets	17
13.	Impairment	18
14.	Exploration for and evaluation of oil and gas reserves	18
15.	Trade payables	18
16.	Finance debt	19
17.	Leases	21
18.	Related-party transactions	22
19.	Provision for decommissioning costs	23
20.	Taxes	23
21.	Employee benefits (Post-Employment)	26
22.	Shareholders’ equity	28
23.	Sales revenues	28
24.	Other expenses, net	29
25.	Costs and Expenses by nature	29
26.	Net finance income (expense)	29
27.	Supplemental information on statement of cash flows	30
28.	Segment information	31
29.	Provisions for legal proceedings	34
30.	Collateral for crude oil exploration concession agreements	39
31.	Risk management	40
32.	Fair value of financial assets and liabilities	44
33.	Subsequent events	45
34.	Information Related to Guaranteed Securities Issued by Subsidiaries	46

Petróleo Brasileiro S.A. – Petrobras

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Petróleo Brasileiro S.A. - Petrobras

We have reviewed the accompanying condensed consolidated statement of financial position of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries as of March 31, 2016, and the related condensed consolidated statements of income, comprehensive income, cash flows and changes in shareholders’ equity for the three-month periods ended March 31, 2016 and March 31, 2015.  This interim financial information is the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States).  A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

As discussed in Note 3 to the condensed consolidated interim financial information, during the third quarter of 2014, the Company wrote off US$ 2,527 million of overpayments on the acquisition of property plant and equipment incorrectly capitalized, according to testimony obtained from Brazilian criminal investigations.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position as of December 31, 2015, and the related consolidated statements of income, comprehensive income, cash flows (not presented herein) and changes in shareholders’ equity for the year then ended, and in our report dated March 21, 2016, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of December 31, 2015, is fairly stated in all material respects in relation to the consolidated statement of financial position from which it has been derived.

/s/

PricewaterhouseCoopers

Auditores Independentes

Rio de Janeiro, Brazil

May 12, 2016

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Financial Position

March 31, 2016 and December 31, 2015

(Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	03.31.2016	12.31.2015	Liabilities	Note	03.31.2016	12.31.2015
Current assets				Current liabilities
Cash and cash equivalents	6	21,855	25,058	Trade payables	15	5,832	6,380
Marketable securities	6	767	780	Finance debt	16	17,442	14,683
Trade and other receivables, net	7	5,301	5,803	Finance lease obligations	17.1	14	12
Inventories	8	8,176	7,441	Income taxes payable	20.1	316	105
Recoverable income taxes	20.1	1,068	983	Other taxes payable	20.1	2,719	3,365
Other recoverable taxes	20.1	1,914	1,765	Payroll, profit sharing and related charges		1,369	1,302
Advances to suppliers		160	108	Pension and medical benefits	21	763	655
Other current assets		1,844	1,338	Others		1,738	1,946
		41,085	43,276			30,193	28,448
Assets classified as held for sale		9	152	Liabilities on assets classified as held for sale		-	125
		41,094	43,428			30,193	28,573

Non-current assets				Non-current liabilities
Long-term receivables				Finance debt	16	108,949	111,482
Trade and other receivables, net	7	3,889	3,669	Finance lease obligations	17.1	42	39
Marketable securities	6	98	88	Deferred income taxes	20.3	228	232
Judicial deposits	29.2	2,850	2,499	Pension and medical benefits	21	13,767	12,195
Deferred income taxes	20.3	4,554	6,016	Provisions for legal proceedings	29.1	2,753	2,247
Other tax assets	20.1	3,068	2,821	Provision for decommissioning costs	19	10,004	9,150
Advances to suppliers		1,726	1,638	Others		625	548
Others		2,815	2,446			136,368	135,893
		19,000	19,177

				Total liabilities		166,561	164,466

				Shareholders' equity
Investments	10	3,994	3,527	Share capital (net of share issuance costs)	22.1	107,101	107,101
Property, plant and equipment	11	173,993	161,297	Change in interest in subsidiaries		325	321
Intangible assets	12	3,332	3,092	Profit reserves		57,660	57,977
		200,319	187,093	Accumulated other comprehensive (deficit)	22.2	(91,278)	(100,163)
				Attributable to the shareholders of Petrobras		73,808	65,236
				Non-controlling interests		1,044	819
				Total equity		74,852	66,055
Total assets		241,413	230,521	Total liabilities and shareholder's equity		241,413	230,521

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Income

March 31, 2016 and 2015

(Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Mar/ 2016	Jan-Mar/ 2015

Sales revenues	23	17,989	25,967
Cost of sales		(12,616)	(18,140)
Gross profit		5,373	7,827

Income (expenses)
Selling expenses		(959)	(602)
General and administrative expenses		(678)	(946)
Exploration costs	14	(293)	(343)
Research and development expenses		(129)	(197)
Other taxes		(139)	(263)
Other expenses, net	24	(1,091)	(935)
		(3,289)	(3,286)

Income (loss) before finance income (expense), share of earnings in equity-accounted investments and income taxes		2,084	4,541

Finance income		227	256
Finance expenses		(1,572)	(1,289)
Foreign exchange gains (losses) and inflation indexation charges		(878)	(930)
Net finance income (expense)	26	(2,223)	(1,963)

Share of results in equity-accounted investments	10	99	60

Income (loss) before income taxes		(40)	2,638

Income taxes	20.4	(57)	(1,056)

Net income (loss)		(97)	1,582

Net income (loss) attributable to:
Shareholders of Petrobras		(318)	1,862
Non-controlling interests		221	(280)

Net income (loss)		(97)	1,582

Basic and diluted earnings (loss) per weighted-average of common and preferred share - in U.S. dollars	22.3	(0.02)	0.14

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Comprehensive Income

March 31, 2016 and 2015

(Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Mar/ 2016	Jan-Mar/ 2015

Net income (loss)	(97)	1,582

Items that will not be reclassified to the statement of income:
Unrealized gains / (losses) on cash flow hedge - highly probable future exports
Recognized in shareholders' equity	5,630	(9,884)
Reclassified to the statement of income	742	288
Deferred income tax	(2,166)	3,263
	4,206	(6,333)
Unrealized gains / (losses) on cash flow hedge - others
Recognized in shareholders' equity	-	(1)
	−	(1)

Cumulative translation adjustments (*)	4,463	(16,643)

Share of other comprehensive income (losses) in equity-accounted investments	191	(410)

Total other comprehensive income (loss):	8,860	(23,387)

Total comprehensive income (loss)	8,763	(21,805)

Comprehensive income (loss) attributable to:
Shareholders of Petrobras	8,568	(21,585)
Non-controlling interests	195	(220)
Total comprehensive income (loss)	8,763	(21,805)

(*) Includes US$ 138 of cumulative translation adjustments in associates and joint ventures.
The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Cash Flows

March 31, 2016 and 2015

(Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Mar/ 2016	Jan-Mar/ 2015
Cash flows from Operating activities
Net income (loss)	(97)	1,582
Adjustments for:
Pension and medical benefits (actuarial expense)	513	588
Share of results in equity-accounted investments	(99)	(60)
Depreciation, depletion and amortization	3,235	2,974
Impairment of property, plant and equipment, intangible and other assets	75	1
Exploration expenditures written off	148	201
(Gains) losses on disposal of assets, write-offs of assets, E&P areas returned and cancelled projects, net	26	(141)
Foreign exchange, indexation and finance charges	2,238	2,198
Deferred income taxes, net	(361)	714
Allowance (reversals) for impairment of trade receivables	129	(301)
Inventory write-down to net realizable value	301	101

Decrease (Increase) in assets
Trade and other receivables, net	917	25
Inventories	(428)	(358)
Judicial deposits	(98)	(153)
Other assets	(202)	(866)

Increase (Decrease) in liabilities
Trade payables	(965)	(795)
Other taxes payable	(568)	330
Pension and medical benefits	(112)	(145)
Income taxes paid	(69)	(217)
Other liabilities	(155)	61
Net cash provided by operating activities	4,428	5,739
Cash flows from Investing activities
Capital expenditures	(3,753)	(6,115)
Divestment (investment) in investees	(69)	(63)
Proceeds from disposal of assets	3	180
Divestment (investment) in marketable securities	102	(1,455)
Dividends received	4	3
Net cash used in investing activities	(3,713)	(7,450)

Cash flows from Financing activities
Investments by non-controlling interest	37	138
Financing and loans, net:
Proceeds from long-term financing	1,845	1,304
Repayment of principal	(4,373)	(2,948)
Repayment of interest	(1,949)	(1,956)
Net cash used in financing activities	(4,440)	(3,462)

Effect of exchange rate changes on cash and cash equivalents	522	(743)

Net decrease in cash and cash equivalents	(3,203)	(5,916)

Cash and cash equivalents at the beginning of the year	25,058	16,655

Cash and cash equivalents at the end of the period	21,855	10,739

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Changes in Shareholders’ Equity

March 31, 2016 and 2015

(Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Change in interest in subsidiaries	Cumulative translation adjustment	Actuarial gains (losses) on defined benefit pension plans	Cash flow hedge - highly probable future exports	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Shareholders' equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated shareholders' equity
	107,380	(279)	148	(41,968)	(7,295)	(7,699)	(438)	7,919	2,182	720	55,602	-	116,272	706	116,978
Balance at January 1, 2015		107,101	148				(57,400)					66,423	116,272	706	116,978
Realization of deemed cost	-	-	-	-	-	-	(1)	-	-	-	-	1	-	-	-
Change in interest in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	123	123
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	1,862	1,862	(280)	1,582
Other comprehensive income (loss)	-	-	-	(16,703)	-	(6,333)	(411)	-	-	-	-	-	(23,447)	60	(23,387)
	107,380	(279)	148	(58,671)	(7,295)	(14,032)	(850)	7,919	2,182	720	55,602	1,863	94,687	609	95,296
Balance at March 31, 2015		107,101	148				(80,848)					68,286	94,687	609	95,296
	107,380	(279)	321	(71,220)	(7,362)	(20,288)	(1,293)	7,919	2,182	720	47,156	-	65,236	819	66,055
Balance at January 1, 2016		107,101	321				(100,163)					57,977	65,236	819	66,055
Realization of deemed cost	-	-	-	-	-	-	(1)	-	-	-	-	1	-	-	-
Change in interest in subsidiaries	-	-	4	-	-	-	-	-	-	-	-	-	4	31	35
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	(318)	(318)	221	(97)
Other comprehensive income (loss)	-	-	-	4,489	-	4,206	191	-	-	-	-	-	8,886	(26)	8,860
Appropriations:
Dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	(1)	(1)
	107,380	(279)	325	(66,731)	(7,362)	(16,082)	(1,103)	7,919	2,182	720	47,156	(317)	73,808	1,044	74,852
Balance at March 31, 2016		107,101	325				(91,278)					57,660	73,808	1,044	74,852

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

1.            The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries (referred to jointly as “Petrobras”, “the Company”, or “Petrobras Group”) to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2.            Basis of preparation of interim financial information

The consolidated interim financial information has been prepared and is being presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). The information is presented in U.S. dollars.

This interim financial information presents the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported. Hence it should be read together with the Company’s annual financial statements for the year ended December 31, 2015, which include the full set of notes.

Petrobras has selected the U.S. Dollar as its presentation currency. The financial statements have been translated from the functional currency (Brazilian Real) into the presentation currency (U.S. Dollar) in accordance with IAS 21 – “The effects of changes in foreign exchange rates”. All assets and liabilities are translated into U.S. dollars at the closing exchange rate at the date of the financial statements; income and expenses, as well as cash flows are translated into U.S. dollars using the average exchange rates prevailing during the year. All exchange differences arising from the translation of the consolidated financial statements from the functional currency into the presentation currency are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity.

Brazilian Real x U.S. Dollar	Mar 2016	Mar 2015	Jun 2015	Sep 2015	Dec 2015
Quarterly average exchange rate	3.91	2.86	3.07	3.55	3.84
Period-end exchange rate	3.56	3.21	3.10	3.97	3.90

The Company’s Board of Directors in a meeting held on May 12, 2016 authorized the issuance of these consolidated interim financial information.

2.1.       Accounting estimates

The preparation of interim financial information requires the use of estimates and assumptions for certain assets, liabilities and other transactions. These estimates include: oil and gas reserves, depreciation, depletion and amortization, impairment of assets, pension and medical benefits liabilities, provisions for legal proceedings, dismantling of areas and environmental remediation, deferred income taxes, cash flow hedge accounting and allowance for impairment of trade receivables. Although our management uses assumptions and judgments that are periodically reviewed, the actual results could differ from these estimates.

3.            The “Lava Jato (Car Wash) Operation” and its effects on the Company

In the third quarter of 2014, the Company wrote off US$ 2,527 of capitalized costs representing amounts that Petrobras overpaid for the acquisition of property, plant and equipment in prior years. For further information see note 3 to the Company’s December 31, 2015 audited consolidated financial statements.

In preparing its financial statements for the period ended March 31, 2016, the Company considered all available information and did not identify any additional information in the investigations related to the “Lava Jato” (Car Wash) Operation by the Brazilian authorities or by the independent law firms conducting an internal investigation that could materially impact or change the methodology adopted to recognize the write-off. The Company will continue to monitor the investigations for additional information and will review its potential impacts on the adjustment made.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

As of March 31, 2016, the Company has recovered US$ 72, which was received and recognized as other income (amounts recovered – “overpayments incorrectly capitalized”) in May and August of 2015. To the extent that any of the proceedings resulting from the Lava Jato investigation involve leniency agreements with cartel members or plea agreements with individuals pursuant to which they agree to return funds, the Company may be entitled to receive a portion of such funds.

See note 29 for information about the Company’s material legal proceedings.

4.            Basis of consolidation

The consolidated interim financial information includes the interim information of Petrobras, its subsidiaries, joint operations and consolidated structured entities.

There were no significant changes in the consolidated entities in the three-month period ended March 31, 2016.

5.            Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2015.

6.            Cash and cash equivalents and Marketable securities

Cash and cash equivalents

	03.31.2016	12.31.2015
Cash at bank and in hand	727	808

Short-term financial investments
- In Brazil
Single-member funds (Interbank Deposit) and other short-term deposits	1,313	922
Other investment funds	3	11
	1,316	933
- Abroad
Time deposits	12,749	13,276
Automatic investing accounts and interest checking accounts	5,607	8,828
Other financial investments	1,456	1,213
	19,812	23,317
Total short-term financial investments	21,128	24,250
Total cash and cash equivalents	21,855	25,058

Short-term financial investments in Brazil comprise Brazilian Federal Government Bonds. Short-term financial investments abroad are comprised of time deposits, highly-liquid automatic investing accounts, interest checking accounts and other short-term fixed income instruments with maturities of three months or less.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Marketable securities

	03.31.2016			12.31.2015
	In Brazil	Abroad	Total	In Brazil	Abroad	Total
Trading securities	771	−	771	779	−	779
Available-for-sale securities	6	−	6	5	1	6
Held-to-maturity securities	74	14	88	69	14	83
	851	14	865	853	15	868
Current	766	1	767	779	1	780
Non-current	85	13	98	74	14	88

Trading securities refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are, mostly, classified as current assets due to their maturity or the expectation of their realization in the short term.

7.            Trade and other receivables

7.1.       Trade and other receivables, net

	03.31.2016	12.31.2015
Trade receivables
Third parties	6,929	7,262
Related parties
Investees (note 18.1)	514	533
Receivables from the electricity sector (note 7.4)	3,821	3,415
Petroleum and alcohol accounts -receivables from Federal Government	242	219
Other receivables	1,802	1,699
	13,308	13,128
Allowance for impairment of trade receivables	(4,118)	(3,656)
	9,190	9,472
Current	5,301	5,803
Non-current	3,889	3,669

7.2.       Trade receivables overdue - Third parties

	03.31.2016	12.31.2015
Up to 3 months	516	315
From 3 to 6 months	137	180
From 6 to 12 months	751	803
More than 12 months	2,018	1,735
	3,422	3,033

7.3.       Changes in the allowance for impairment of trade receivables

	03.31.2016	12.31.2015
Opening balance	3,656	3,372
Additions	209	2,060
Write-offs	−	(17)
Reversals	(58)	(788)
Cumulative translation adjustment	311	(971)
Closing balance	4,118	3,656

Current	1,871	1,690
Non-current	2,247	1,966

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

7.4.       Trade receivables – electricity sector (isolated electricity system in the northern region of Brazil)

				Allowance for impairment of trade receivables
Related parties (Eletrobras Group)	As of 12.31.2015	Sales	Amounts received	Recognition	Reversals	Inflation indexation	CTA	As of 03.31.2016
Amazonas Distribuidora de Energia - AME	1,996	118	(115)	(99)	17	61	192	2,170
Centrais Elétricas do Norte	1	1	(2)	−	−	−	−	−
Centrais Elétricas de Rondônia	285	27	(30)	−	−	9	27	318
Others	75	27	(33)	(3)	3	4	10	83
Trade receivables, net - Eletrobras Group	2,357	173	(180)	(102)	20	74	229	2,571
Third parties
Cigás	143	144	(92)	(39)	−	−	15	171
Centrais Elétricas do Pará	26	39	(47)	(18)	−	−	−	−
Cia de Eletricidade do Amapá	9	4	(16)	(6)	4	7	(1)	1
Cia de Energia de Pernambuco - CELPE	2	14	(16)	−	−	−	−	−
Others	6	20	(29)	−	2	−	1	−
Trade receivables, net - Third parties	186	221	(200)	(63)	6	7	15	172
Trade receivables, net - Total	2,543	394	(380)	(165)	26	81	244	2,743

Trade receivables - Eletrobras Group	3,415	173	(180)	−	−	74	339	3,821
(-) Allowance for impairment of trade receivables	(1,058)	−	−	(102)	20	−	(110)	(1,250)
Trade receivables, net - Eletrobras Group	2,357	173	(180)	(102)	20	74	229	2,571
Trade receivables - Third parties	773	221	(200)	−	−	7	78	879
(-) Allowance for impairment of trade receivables	(587)	−	−	(63)	6	−	(63)	(707)
Trade receivables, net - Third parties	186	221	(200)	(63)	6	7	15	172
Trade receivables - Total	4,188	394	(380)	−	−	81	417	4,700
(-) Allowance for impairment of trade receivables	(1,645)	−	−	(165)	26	−	(173)	(1,957)
Trade receivables, net - Total	2,543	394	(380)	(165)	26	81	244	2,743

As of March 31, 2016, US$ 2,379 of the Company’s net trade receivables from the isolated electricity system in the northern region of Brazil, related to the sale of fuel oil, natural gas, electricity and other products to thermoelectric power plants (which are subsidiaries of Eletrobras), state-owned natural gas distribution companies and independent electricity producers (Produtores Independentes de Energia – PIE) operating in that region, were classified as non-current assets. The balance of those receivables was US$ 2,743 as of March 31, 2016 (US$ 2,543 as of December 31, 2015).

A significant portion of the funds used by those companies to pay for products supplied by the Company came from the Fuel Consumption Account (Conta de Consumo de Combustível – CCC), which provides funds to cover a portion of the costs related to the supply of fuel to thermoelectric power plants located in the northern region of Brazil (operating in the isolated electricity system). However, as a result of changes in the CCC regulations over time, funds transferred from the CCC to these electricity companies have not been sufficient for them to meet their financial obligations and, as a result, some have not been able to pay for the products supplied by Petrobras.

In 2012, a new legislation (Provisional Measure 579 of September 11, 2012, revoked by the Law 12.783/2013) significantly changed the sources of funds that were used to cover the cost of electricity generated in the Isolated Electricity System and the Brazilian Federal Government started to provide funds to cover costs that in the past were only borne by the CCC. This assistance from the Federal Government would be made available through funds deposited in the Energy Development Account (Conta de Desenvolvimento Energético – CDE) by the Brazilian National Treasury. Those funds, however, proved to be insufficient to cover the operational costs of the isolated electricity system in the northern region of Brazil.

The funds available in the CCC, which were already insufficient to cover the costs related to fuel supplied by the Company, decreased significantly. Following an increase in the amounts owed by the thermoelectric power plants

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

operating in the Isolated Electricity System, the Company put pressure on the negotiations with the state-owned natural gas distribution companies, the independent electricity producers (PIEs), subsidiaries of Eletrobras and other private companies. On December 31, 2014, the Company entered into a debt acknowledgement agreement with subsidiaries of Eletrobras with respect to the balance of its receivables as of November 30, 2014. Eletrobras acknowledged it owed US$ 2,202 to the Company. This amount is being adjusted monthly based on the Selic interest rate (Brazilian short-term interest rate). Under this agreement, the first of 120 monthly installments was paid in February 2015 and these payments have continued. As of May 7, 2015, US$ 1,889 had been guaranteed by the collateralization of certain amounts payable by the CDE to the CCC. This amount due under the debt acknowledgement agreement was not overdue as of March 31, 2016.

In early 2015, the Brazilian government reviewed its electricity price regulations and implemented a new pricing policy for the electricity sector, which has resulted in increases in the tariffs charged to end-customers from in the first quarter of 2015. The Company had expected that this new policy would have strengthened the financial situation of the companies in the electricity sector and, consequently to reduce the balance of their accounts payable with respect to fuel oil and other products supplied by the Company, which has not occurred. Despite the increase in amount of electricity tariffs to end-users of electricity distributors in order to provide financial stability to these companies, the recovery flow of CCC funds has occurred slowly, delaying the reimbursements for fuel acquisition costs provided by Petrobras and deteriorating the default of those customers to the Company.

Pursuant to the issuance of Normative Instruction 679 on September 1, 2015 by the Brazilian National Electricity Agency (Agência Nacional de Energia Elétrica - ANEEL), the Company expected that the flow of funds it would receive from the CCC would accelerate. This is because funds would be paid directly from the CCC for products supplied in the prior month with a limit of 75% of the average payments made by the CCC in the previous three months. However, it has not occurred and, therefore, the insolvency of these receivables increased and these receivables continue to be delinquent.

In 2015, the Company charged US$ 564 as allowance for impairment of trade receivables (net of reversals) due to  frustrated negotiations to enter into additional debt acknowledgement agreements and new pledges of receivables from the CDE.

In the first quarter of 2016, the Company recognized an allowance for impairment of trade receivables (net of reversals) in the amount of US$ 139, mainly related to a legal enforcement for suppling products. For the same period of 2015, the Company recognized a reversal of allowance for impairment of trade receivables of US$ 404 due to the pledge of receivables the CCC had from the CDE.

Accordingly, the following measures concerning overdue receivables with respect to natural gas supplied were adopted: (i) partial suspension of future supplies, (ii) lawsuits filed by the Company to collect the receivables; and (iii) formal notice to ANEEL requesting a status of delinquent company for AME.

Additional collaterals have been negotiated aiming at a lower default by the Eletrobras Group to the Company with respect to the receivables from the isolated electricity system in the northern region of Brazil.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

8.            Inventories

	03.31.2016	12.31.2015
Crude oil	2,793	2,895
Oil products	2,952	2,206
Intermediate products	635	612
Natural gas and LNG (*)	105	253
Biofuels	224	158
Fertilizers	48	61
	6,757	6,185
Materials, supplies and others	1,438	1,272
	8,195	7,457
Current	8,176	7,441
Non-current	19	16

(*) Liquid Natural Gas

Inventories are presented net of a US$ 67 allowance reducing inventories to net realizable value (US$ 155 as of December 31, 2015), mainly due to the decrease in international prices of crude oil and oil products. In the first quarter of 2016, the Company recognized as cost of sales a US$ 301 allowance charge reducing inventories to net realizable value (US$ 100 in the first quarter of 2015).

A portion of the crude oil and/or oil products inventories have been pledged as security for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in the amount of US$ 1,837 (US$ 1,719 as of December 31, 2015), as set out in note 21.1.

9.            Assets classified as held for sale

On February 26, 2016, Petro Rio S.A. terminated the contracts signed with the Company on July 1, 2015, for the sale of a 20% interest in Bijupirá and Salema concessions (BJS) and in the Dutch joint operation BJS Oil Operations B.V. (BJSOO BV). Accordingly, the amounts related to these fields were reclassified from assets and liabilities held for sale back to property, plant and equipment (US$ 148) and to provision for decommissioning costs (US$ 126) in the first quarter of 2016.

Due to the aforementioned reclassification, the respective assets were depreciated based on their historical data and their recoverable amounts were reassessed. As a result, the Company recognized an impairment loss as set out in note 13.

10.        Investments

10.1.   Investments in associates and joint ventures

	Balance at 12.31.2015	Investments	Share of results in investments	Cumulative translation adjustment	Other comprehensive income	Dividends	Restructuring, capital decrease and others	Balance at 03.31.2016
Petrobras Oil & Gas B.V. - PO&G	1,545	−	(26)	(1)	−	−	−	1,518
Braskem	805	−	70	86	155	−	−	1,116
State-controlled natural gas distributors	251	−	2	25	−	−	1	279
Investees in Venezuela	218	−	−	−	−	−	−	218
Guarani S.A.	194	69	5	16	38	−	(24)	298
Nova Fronteira Bionergia	119	−	8	13	−	−	−	140
Other petrochemical investees	45	−	3	4	−	−	−	52
Compañia Mega S.A. - MEGA	45	−	8	(2)	−	−	−	51
Compañia de Inversiones de Energia S.A. - CIESA	44	−	(1)	(5)	−	(1)	−	37
UEG Araucária	43	−	(1)	5	−	−	−	47
Other associates	206	−	31	(4)	(2)	(6)	−	225
Other investees	12	−	−	1	−	−	−	13
Total	3,527	69	99	138	191	(7)	(23)	3,994

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

10.2.   Investments in listed companies

	Thousand-share lot			Quoted stock exchange prices (US$ per share)		Market value
Company	03.31.2016	12.31.2015	Type	03.31.2016	12.31.2015	03.31.2016	12.31.2015

Indirect subsidiary
Petrobras Argentina S.A.	1,356,792	1,356,792	Common	0.65	0.61	885	827
						885	827

Associate
Braskem S.A.	212,427	212,427	Common	5.76	4.07	1,224	866
Braskem S.A.	75,762	75,762	Preferred A	6.58	7.07	498	536
						1,722	1,402

The market value of these shares does not necessarily reflect the realizable value upon sale of a large block of shares.

Braskem S.A. - Investment in publicly traded associate:

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. As of March 31, 2016 the quoted market value of the Company’s investment was US$ 1,722, based on the quoted values of both Petrobras’ interest in Braskem’s common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

In addition, given the operational relationship between Petrobras and Braskem, on December 31, 2015, the recoverable amount of the investment, for impairment testing purposes, was determined based on value in use, considering future cash flow projections and the manner in which the Company can derive value from this investment via dividends and other distributions to arrive at its value in use. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

The main assumptions on which cash flow projections were based to determine Braskem’s value in use are set out in note 14 to the Company’s consolidated financial statements for the year ended December 31, 2015.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

11.        Property, plant and equipment

11.1.        By class of assets

	Land, buildings and improvement	Equipment and other assets	Assets under construction (*)	Exploration and development costs (oil and gas producing properties)	Total
Balance at January 1, 2015	8,035	97,996	52,943	59,756	218,730
Additions	210	1,296	18,349	512	20,367
Additions to / review of estimates of decommissioning costs	−	−	−	4,147	4,147
Capitalized borrowing costs	−	−	1,768	−	1,768
Write-offs	(8)	(56)	(1,797)	(407)	(2,268)
Transfers	1,153	8,726	(16,477)	8,468	1,870
Depreciation, amortization and depletion	(468)	(6,374)	−	(4,596)	(11,438)
Impairment recognition	(238)	(3,837)	(3,008)	(5,220)	(12,303)
Impairment reversal	−	11	5	23	39
Cumulative translation adjustment	(2,584)	(23,869)	(14,173)	(18,989)	(59,615)
Balance at December 31, 2015	6,100	73,893	37,610	43,694	161,297
Cost	8,595	112,307	37,610	67,220	225,732
Accumulated depreciation, amortization and depletion	(2,495)	(38,414)	−	(23,526)	(64,435)
Balance at December 31, 2015	6,100	73,893	37,610	43,694	161,297
Additions	1	242	2,999	70	3,312
Additions to / review of estimates of decommissioning costs	−	−	−	6	6
Capitalized borrowing costs	2	−	374	−	376
Write-offs	(1)	(4)	(174)	(11)	(190)
Transfers	315	1,908	(3,391)	1,632	464
Depreciation, amortization and depletion	(90)	(1,665)	−	(1,445)	(3,200)
Impairment recognition	−	(7)	−	(80)	(87)
Impairment reversal	−	6	−	−	6
Cumulative translation adjustment	585	4,929	2,566	3,929	12,009
Balance at March 31, 2016	6,912	79,302	39,984	47,795	173,993
Cost	9,715	122,013	39,984	74,923	246,635
Accumulated depreciation, amortization and depletion	(2,803)	(42,711)	−	(27,128)	(72,642)
Balance at March 31, 2016	6,912	79,302	39,984	47,795	173,993
Weighted average of useful life in years	40 (25 to 50 ) (except land)	20 (3 to 31) (**)		Units of production method
(*) See note 28 for assets under construction by business area
(**) Includes exploration and production assets depreciated based on the units of production method.

As of March 31, 2016, property, plant and equipment include assets under finance leases of US$ 53 (US$ 48 as of December 31, 2015).

11.2.   Concession for exploration of oil and natural gas - Assignment Agreement (“Cessão Onerosa”)

Petrobras, the Brazilian Federal Government (assignor) and the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis) - ANP (regulator and inspector) entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in six blocks in the pre-salt area (Franco, Florim, Nordeste de Tupi, Entorno de Iara, Sul de Guará and Sul de Tupi), limited to the production of five billion barrels of oil equivalent in up to 40 years and renewable for a further five years subject to certain conditions.

The agreement establishes that the review procedures, which must be based on independent technical appraisal reports, will commence immediately after the declaration of commerciality for each area. Currently, after the declarations of commerciality of the six blocks, all the Assignment Agreement areas were included in the review procedures. The review of the Assignment Agreement will be concluded after the review of all the areas. However, no specific date has been established for the review procedures to be concluded.

The formal review procedures for each block are based on costs incurred through the exploration stage and estimated costs and production levels included in the independent technical appraisal reports. The review of the Assignment Agreement may result in modifications to: (i) local content requirements and commitments; (ii) total volume (in barrels of oil) to be produced; (iii) term of the agreement; and (iv) the minimum percentages of local content.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

 If the review of the Assignment Agreement determines that the value of acquired rights is greater than initially paid, the Company may be required to pay the difference to the Federal Government, or may proportionally reduce the total volume of barrels acquired under the agreement. If the review determines that the value of the acquired rights is lower than initially paid by the Company, the Federal Government will reimburse the Company for the difference by delivering cash or bonds, subject to budgetary regulations.

Currently, the Assignment Agreement is being reviewed, including the preparation of the independent technical appraisal reports and related discussions with the Brazilian Federal Government. The Company will make the respective adjustments to the purchase prices of the rights according to the conclusion of the review.

As of March 31, 2016, the Company’s property, plant and equipment includes US$ 21,020 (US$ 19,158 as of December 31, 2015) related to the Assignment Agreement.

12.        Intangible assets

12.1.   By class of assets

		Software
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total
Balance at January 1, 2015	3,592	119	432	366	4,509
Addition	17	22	78	−	117
Capitalized borrowing costs	−	−	5	−	5
Write-offs	(163)	−	(2)	−	(165)
Transfers	71	6	11	−	88
Amortization	(23)	(33)	(97)	−	(153)
Impairment recognition	(32)	−	−	−	(32)
Cumulative translation adjustment	(1,024)	(34)	(137)	(82)	(1,277)
Balance at December 31, 2015	2,438	80	290	284	3,092
Cost	2,696	435	963	284	4,378
Accumulated amortization	(258)	(355)	(673)	−	(1,286)
Balance at December 31, 2015	2,438	80	290	284	3,092
Addition	2	4	12	−	18
Capitalized borrowing costs	−	−	1	−	1
Write-offs	(1)	−	(1)	−	(2)
Transfers	−	1	1	−	2
Amortization	(5)	(7)	(23)	−	(35)
Cumulative translation adjustment	206	4	27	19	256
Balance at March 31, 2016	2,640	82	307	303	3,332
Cost	2,921	478	1,073	303	4,775
Accumulated amortization	(281)	(396)	(766)	−	(1,443)
Balance at March 31, 2016	2,640	82	307	303	3,332
Estimated useful life in years	(*)	5	5	Indefinite

(*) Mainly comprised of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

13.        Impairment

The Company’s assets are tested for impairment on December 31, annually, or when there is an indication that their carrying amount may not be recoverable.

In the first quarter of 2016, impairment losses (net of reversals) were recognized as other expenses, net, in the amount of US$ 75, mainly due to the termination of the sale contract of Bijupirá and Salema fields on February 26, 2016. Assets and liabilities related to the CGU Bijupirá and Salema Group (previously classified as assets held for sale) were reclassified and the Company reassessed the recoverable amount of this group based on the value in use of its producing fields, considering the assumptions described in note 14 of the Company’s financial statements for the year ended December 31, 2015. Accordingly, an impairment charge of US$ 82 was recognized.

14.        Exploration for and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	03.31.2016	12.31.2015
Property plant and equipment
Opening Balance	5,201	7,000
Additions to capitalized costs pending determination of proved reserves	274	2,282
Capitalized exploratory costs charged to expense	(135)	(882)
Transfers upon recognition of proved reserves	(105)	(960)
Cumulative translation adjustment	477	(2,239)
Closing Balance	5,712	5,201
Intangible Assets	2,225	2,048
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	7,937	7,249
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

Exploration costs recognized in the statement of income	Jan-Mar/2016	Jan-Mar/2015
Geological and geophysical expenses	80	140
Exploration expenditures written off (includes dry wells and signature bonuses)	148	201
Other exploration expenses	65	2
Total expenses	293	343

Cash used in :	Jan-Mar/2016	Jan-Mar/2015
Operating activities	145	120
Investment activities	292	875
Total cash used	437	995

15.        Trade payables

	03.31.2016	12.31.2015
Third parties in Brazil	2,884	3,331
Third parties abroad	2,450	2,566
Related parties	498	483
Balance on current liabilities	5,832	6,380

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

16.        Finance debt

The Company obtains funding through debt financing for capital expenditures to develop crude oil and natural gas producing properties, construct vessels and pipelines, construct and expand industrial plants, among other uses.

The Company has covenants that were not in default on March, 31 2016 in its loan agreements and notes issued in the capital markets requiring, among other obligations, the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by independent auditors) and audited financial statements within 120 days of the end of each fiscal year. Non-compliance with these obligations do not represent immediate events of default and the grace period in which the Company has to deliver these financial statements ranges from 30 to 60 days, depending on the agreement. The Company has also covenants with respect to debt level in some of its loan agreements with the Brazilian Development Bank (Banco Nacional de Desenvolvimento - BNDES).

A roll-forward schedule of non-current debt is set out as follows:

	Export Credit Agencies	Banking Market	Capital Market	Others	Total
Non-current
In Brazil
Opening balance at January 1, 2015	−	29,288	1,301	28	30,617
Additions (new funding obtained)	−	4,918	989	−	5,907
Interest incurred during the period	−	289	−	−	289
Foreign exchange/inflation indexation charges	−	3,001	80	2	3,083
Transfer from long-term to short-term	−	(2,389)	(149)	(4)	(2,542)
Cumulative translation adjustment (CTA)	−	(10,410)	(496)	(9)	(10,915)
Balance at December 31, 2015	−	24,697	1,725	17	26,439
Abroad
Opening balance at January 1, 2015	5,244	29,898	53,810	649	89,601
Additions (new funding obtained)	163	5,753	2,045	−	7,961
Interest incurred during the period	5	34	48	8	95
Foreign exchange/inflation indexation charges	442	1,342	(1,092)	56	748
Transfer from long-term to short-term	(767)	(4,183)	(5,770)	(45)	(10,765)
Cumulative translation adjustment (CTA)	(442)	(1,877)	(222)	(56)	(2,597)
Balance at December 31, 2015	4,645	30,967	48,819	612	85,043
Total Balance at December 31, 2015	4,645	55,664	50,544	629	111,482
Non-current
In Brazil
Opening balance at January 1, 2016	−	24,697	1,725	17	26,439
Additions (new funding obtained)	−	98	−	−	98
Interest incurred during the period	−	64	−	−	64
Foreign exchange/inflation indexation charges	−	(784)	20	1	(763)
Transfer from long-term to short-term	−	(568)	(36)	(2)	(606)
Cumulative translation adjustment (CTA)	−	2,235	165	1	2,401
Balance as of March 31, 2016	−	25,742	1,874	17	27,633
Abroad
Opening balance at January 1, 2016	4,645	30,967	48,819	612	85,043
Additions (new funding obtained)	−	1,004	−	−	1,004
Interest incurred during the period	1	4	10	2	17
Foreign exchange/inflation indexation charges	(92)	(374)	285	(12)	(193)
Transfer from long-term to short-term	(207)	(140)	(4,622)	(14)	(4,983)
Cumulative translation adjustment (CTA)	88	424	(97)	13	428
Balance as of March 31, 2016	4,435	31,885	44,395	601	81,316
Total Balance as of March 31, 2016	4,435	57,627	46,269	618	108,949

Current	03.31.2016	12.31.2015
Short-term debt	1,400	1,523
Current portion of long-term debt	14,583	11,500
Accrued interest	1,459	1,660
	17,442	14,683

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

16.1.   Summarized information on current and non-current finance debt

Maturity in	2016	2017	2018	2019	2020	2021 and onwards	Total (*)	Fair value
Financing in Brazilian Reais (R$):	2,649	1,958	2,234	3,743	5,258	6,941	22,783	19,238
Floating rate debt	2,246	1,427	1,809	3,341	4,874	5,113	18,810
Fixed rate debt	403	531	425	402	384	1,828	3,973
Average interest rate	14.0%	14.9%	13.2%	12.2%	10.7%	10.4%	11.9%

Financing in U.S.Dollars (US$):	9,312	10,672	8,942	15,643	9,541	28,681	82,791	69,647
Floating rate debt	6,821	6,943	6,558	10,777	5,558	8,866	45,523
Fixed rate debt	2,491	3,729	2,384	4,866	3,983	19,815	37,268
Average interest rate	3.5%	4.1%	3.8%	4.0%	4.3%	5.8%	4.6%

Financing in R$ indexed to US$:	420	705	703	701	701	5,422	8,652	7,588
Floating rate debt	15	19	19	19	19	35	126
Fixed rate debt	405	686	684	682	682	5,387	8,526
Average interest rate	7.2%	7.0%	7.1%	7.0%	7.1%	7.0%	7.0%

Financing in Pound Sterling (£):	48	−	−	−	−	2,466	2,514	1,720
Fixed rate debt	48	−	−	−	−	2,466	2,514
Average interest rate	5.8%	−	−	−	−	6.1%	6.1%

Financing in Japanese Yen (¥):	657	101	−	−	−	−	758	745
Floating rate debt	184	91	−	−	−	−	275
Fixed rate debt	473	10	−	−	−	−	483
Average interest rate	1.0%	0.5%	1.3%	−	−	−	0.9%

Financing in Euro (€):	83	13	3,135	1,488	223	3,942	8,884	7,379
Floating rate debt	12	12	12	12	178	−	226
Fixed rate debt	71	1	3,123	1,476	45	3,942	8,658
Average interest rate	2.9%	1.7%	3.8%	3.9%	4.1%	4.4%	4.0%

Financing in other currencies:	2	7	−	−	−	−	9	8
Fixed rate debt	2	7	−	−	−	−	9
Average interest rate	15.3%	14.0%	−	−	−	−	14.3%

Total as of March 31, 2016	13,171	13,456	15,014	21,575	15,723	47,452	126,391	106,325
Average interest rate	5.6%	5.8%	5.3%	5.5%	6.6%	6.5%	6.0%

Total as of December 31, 2015	14,683	11,397	16,091	22,596	15,537	45,861	126,165	98,600
Average interest rate	5.9%	6.4%	5.6%	5.8%	6.9%	6.7%	6.3%

* The average maturity of outstanding debt as of March 31, 2016 is 7.04 years (7.14 years as of December 31, 2015).

The fair value of the Company's finance debt is determined primarily by quoted prices in active markets for identical liabilities (level 1), when applicable, amounting to US$ 43,921 as of March 31, 2016. When a quoted price for an identical liability is not available, the fair value is determined based on a theoretical curve derived from the yield curve of the Company's most liquid bonds (level 2), amounting to US$ 62,404 as of March 31, 2016.

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 31.2.

16.2.    Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. In the first quarter of 2016 the capitalization rate was 5.26% p.a. (4.89% p.a. in the first quarter of 2015).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

16.3.   Lines of credit

				Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad

Petrobras	JBIC	7/16/2013	12/31/2018	1,500	-	1,500
PGT BV	UKEF - JPMORGAN	12/17/2015	12/22/2016	500	238	262
Total				2,000	238	1,762

In Brazil
Petrobras	BNDES	12/17/2012	5/30/2016	618	492	126
Petrobras	BNDES	7/31/2013	7/15/2016	141	127	14
Petrobras	FINEP	4/16/2014	12/26/2017	72	50	22
PNBV	BNDES	9/3/2013	3/26/2018	2,776	515	2,261
Transpetro	BNDES	1/31/2007	Not defined	1,441	162	1,279
Transpetro	Banco do Brasil	7/9/2010	4/10/2038	99	45	55
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	98	−	98
Total				5,245	1,391	3,854

16.4.   Collateral

The financial institutions that have provided financing to the Company usually do not require Petrobras to provide collateral related to loans, however, certain capital market funding instruments are collateralized and certain debt agreements of the subsidiary Petrobras Distribuidora are based on Company’s future exports.

The loans obtained by structured entities are collateralized based on the projects’ assets, as well as liens on receivables of the structured entities. Certain wholly-owned subsidiaries issue securities that are fully and unconditionally guaranteed by Petrobras (note 34).

The Company’s capital market financing relates primarily to unsecured global notes.

17.        Leases

17.1.   Future minimum lease payments / receipts – finance leases

	Receipts			Payments
Estimated lease payments / receivable	Future value	Annual interest	Present value	Future value	Annual interest	Present value
2016	152	(98)	54	15	(7)	8
2017 - 2020	760	(436)	324	44	(21)	23
2021 and thereafter	1,536	(438)	1,098	197	(172)	25
As of March 31, 2016	2,448	(972)	1,476	256	(200)	56
Current			72			14
Non-current			1,404			42
As of March 31, 2016			1,476			56
Current			66			12
Non-current			1,393			39
As of December 31, 2015			1,459			51

17.2.   Future minimum lease payments – operating leases

Operating leases mainly include oil and gas production units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

2016	9,525
2017 - 2020	33,819
2021 and thereafter	56,784
As of March 31, 2016	100,128

As of December 31, 2015	99,194

As of March 31, 2016, the balance of estimated future minimum lease payments under operating leases includes US$ 56,118 (US$ 60,628 as of December 31, 2015) with respect to assets under construction, for which the lease term has not commenced.

In the first quarter of 2016, the Company recognized expenditures of US$ 2,065 (US$ 3,581 in the first quarter of 2015) for operating leases installments.

18.        Related-party transactions

The Company has a related-party transactions policy, approved by its Board of Directors, which establishes rules to ensure that all decisions involving related parties and potential conflicts of interest take into account applicable laws in the countries in which the Company operates and the parties involved in negotiations.

18.1.   Transactions with joint ventures, associates, government entities and pension funds

The balances of significant transactions are set out in the following table:

	Jan-Mar/2016	03.31.2016		Jan-Mar/2015	12.31.2015
	Income (expense)	Assets	Liabilities	Income (expense)	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors	469	223	64	957	255	72
Petrochemical companies	640	159	61	973	144	45
Other associates and joint ventures	157	132	461	206	134	453
	1,266	514	586	2,136	533	570
Government entities
Government bonds	34	1,015	−	127	1,115	−
Banks controlled by the Federal Government	(750)	2,929	25,783	(1,318)	2,607	24,336
Receivables from the Electricity sector (note 7.4)	247	3,821	−	527	3,415	−
Petroleum and alcohol account - receivables from Federal government	1	242	−	1	219	−
Others	64	372	237	12	306	316
	(404)	8,379	26,020	(651)	7,662	24,652
Pension plans	−	68	57	−	36	110
	862	8,961	26,663	1,485	8,231	25,332
Revenues, mainly sales revenues	1,491			2,663
Foreign exchange and inflation indexation charges, net	(119)			(778)
Finance income (expenses), net	(510)			(400)
Current assets		2,229			2,255
Non-current assets		6,732			5,976
Current liabilities			3,742			3,248
Non-current liabilities			22,921			22,084
	862	8,961	26,663	1,485	8,231	25,332

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

18.2.   Compensation of employees and officers

The total compensation of Petrobras’ key management is set out as follows:

	Jan-Mar/ 2016			Jan-Mar/ 2015
	Officers	Board (members and alternates)	Total	Officers	Board (members)	Total
Wages and short-term benefits	0.9	0.1	1.0	1.4	0.1	1.5
Social security and other employee-related taxes	0.3	−	0.3	0.4	−	0.4
Post-employment benefits (pension plan)	0.1	−	0.1	0.1	−	0.1
Total compensation recognized in the statement of income	1.3	0.1	1.4	1.9	0.1	2.0
Total compensation paid	1.3	0.1	1.4	1.9	0.1	2.0
Average number of members in the period (*)	8	15	23	8	10	18
Average number of paid members in the period (**)	8	12	20	8	9	17

(*) Monthly average number of members.
(**) Monthly average number of paid members.

In the first quarter of 2016 the board members and officers of the Petrobras group received US$ 4.6 as compensation (US$ 5.5 in the first quarter of 2015).

The compensation of the Advisory Committees to the Board of Directors is apart from the fixed compensation set for the Board members and, therefore, has not been classified under compensation of Petrobras’ key management.

In the first quarter of 2016, the alternates of Board members which are also members of these committees received the amount of US$ 10 thousand as compensation (US$ 12 thousand including related charges).

19.        Provision for decommissioning costs

Non-current liabilities	03.31.2016	12.31.2015
Opening balance	9,150	8,267
Adjustment to provision (*)	132	4,368
Payments made	(285)	(1,242)
Interest accrued	146	231
Others	(25)	121
Cumulative translation adjustment	886	(2,595)
Closing balance	10,004	9,150

(*) Includes US$ 126 related to assets previously classified as held for sale as of March 31, 2016.

20.        Taxes

20.1.   Income taxes and other taxes

Income taxes	Current assets		Current liabilities
	03.31.2016	12.31.2015	03.31.2016	12.31.2015
Taxes in Brazil	1,044	959	265	62
Taxes abroad	24	24	51	43
	1,068	983	316	105

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	03.31.2016	12.31.2015	03.31.2016	12.31.2015	03.31.2016	12.31.2015	03.31.2016	12.31.2015
Taxes in Brazil:
Current / Deferred ICMS (VAT)	889	807	670	605	1,085	1,045	-	-
Current / Deferred PIS and COFINS (taxes on revenues)	795	746	2,269	2,026	307	487	-	-
CIDE	26	18	-	-	113	115	-	-
Production taxes (Special participation / Royalties)	-	-	-	-	282	622	-	-
Withholding income taxes	-	-	-	-	355	435	-	15
REFIS and PRORELIT	-	-	-	-	229	274	-	11
Others	157	150	125	184	194	244	-	-
	1,867	1,721	3,064	2,815	2,565	3,222	-	26
Taxes abroad	47	44	4	6	154	143	-	-
	1,914	1,765	3,068	2,821	2,719	3,365	-	26

(*) The values of other taxes in non-current liabilities are classified in others.

20.2.   Tax amnesty programs – State Tax (Programas de Anistias Estaduais)

In 2016, the Company decided to benefit from a State Tax Amnesty Program pursuant to the Decrees 61,625/2015 and 61,788/2016 enacted by the state of São Paulo. As a result of the respective tax settlement, the Company charged to income US$ 13, of which US$ 11 was recognized as other taxes expenses and US$ 2 as finance expenses.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

20.3.   Deferred income taxes - non-current

Income taxes in Brazil comprise corporate income tax (IRPJ) and social contribution on net income (CSLL). Brazilian statutory corporate tax rates are 25% and 9%, respectively. The changes in the deferred income taxes are presented as follows:

	Property, Plant and Equipment
	Oil and gas exploration costs	Others (*)	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Employee Benefits	Others	Total
Balance at January 1, 2015	(13,647)	(224)	3,823	(592)	526	5,718	490	2,022	(141)	(2,025)
Recognized in the statement of income for the year	(1,284)	1,382	(525)	44	471	2,166	42	(157)	(96)	2,043
Recognized in shareholders’ equity	-	14	6,490	(14)	-	(152)	-	(14)	65	6,389
Cumulative translation adjustment	4,608	223	(2,275)	206	(204)	(2,019)	(182)	(645)	180	(108)
Use of tax credits - REFIS and PRORELIT	-	-	-	-	-	(521)	-	-	-	(521)
Others	-	(104)	100	6	(1)	23	3	(7)	(14)	6
Balance at December 31, 2015	(10,323)	1,291	7,613	(350)	792	5,215	353	1,199	(6)	5,784
Recognized in the statement of income for the period	310	(553)	(12)	(40)	88	626	(79)	5	16	361
Recognized in shareholders’ equity	-	-	(2,166)	-	-	(3)	-	-	-	(2,169)
Cumulative translation adjustment	(973)	62	529	(38)	87	542	27	114	(3)	347
Others	-	-	2	-	-	-	-	-	1	3
Balance at March 31, 2016	(10,986)	800	5,966	(428)	967	6,380	301	1,318	8	4,326

Deferred tax assets										6,016
Deferred tax liabilities										(232)
Balance at December 31, 2015										5,784

Deferred tax assets										4,554
Deferred tax liabilities										(228)
Balance at March 31, 2016										4,326

(*) Mainly includes capitalized borrowing costs and impairment losses of assets.

The Company recognizes the deferred tax assets based on projections of taxable profits in future periods which are revised annually. The deferred tax assets will be realized in a ten years perspective, in proportion to the realization of the provisions and the final resolution of future events, both of which are based on Business and Management Plan – BMP assumptions.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

20.4.   Reconciliation between statutory tax rate and effective tax expense rate

A reconciliation between tax expense and the product of “income before income taxes” multiplied by the Brazilian statutory corporate tax rates is set out in the table below:

	Jan-Mar/2016	Jan-Mar/2015
Income (loss) before income taxes	(40)	2,638
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	14	(897)
Adjustments to arrive at the effective tax rate:
· Different jurisdictional tax rates for companies abroad	105	230
. Brazilian income taxes on income of companies incorporated outside Brazil (*)	(23)	−
· Tax incentives	7	5
· Tax loss carryforwards (unrecognized tax losses)	(80)	(267)
· Non-taxable income (non-deductible expenses), net (**)	(87)	(97)
· Others	7	(30)
Income taxes benefit (expense)	(57)	(1,056)
Deferred income taxes	361	(714)
Current income taxes	(418)	(342)
	(57)	(1,056)

Effective tax rate of income taxes	(142.5)%	40.0%

(*) Relates to Brazilian income taxes on earnings of offshore investees generated during the first quarter of 2016, as established by the 12,973/2014 Law.
(**) Includes results in equity-accounted investments.

21.        Employee benefits (Post-Employment)

21.1.   Pension and medical benefits

The Company sponsors defined benefit and variable contribution pension plans in Brazil and abroad, as well as defined-benefit medical plans for employees in Brazil (active and retirees) and their dependents. See note 22 to the consolidated financial statement for the year ended December 31, 2015 for detailed information about pension and medical benefits sponsored by the Company.

Changes in the pension and medical defined benefits to employees are set out as follows:

	Pension Plans		Medical Plan	Other Plans	Total
	Petros	Petros 2	AMS
Balance at January 1, 2015	7,874	287	9,019	107	17,287
(+) Remeasurement effects recognized in OCI	152	(180)	92	(11)	53
(+) Costs incurred in the year	878	64	991	27	1,960
(-) Contributions paid	(193)	−	(349)	(7)	(549)
(-) Payments related to the Term of Financial Commitment (TFC)	(165)	−	−	−	(165)
Others	−	−	−	10	10
Cumulative translation adjustment	(2,609)	(100)	(3,000)	(37)	(5,746)
Balance at December 31, 2015	5,937	71	6,753	89	12,850
Current	368	−	285	2	655
Non-current	5,569	71	6,468	87	12,195
	5,937	71	6,753	89	12,850
(+)Costs incurred in the period	228	8	271	6	513
(-) Contributions paid	(40)	−	(69)	(3)	(112)
Others	−	−	−	(8)	(8)
Cumulative translation adjustment	596	7	676	8	1,287
Balance at March 31, 2016	6,721	86	7,631	92	14,530
Current	449	−	312	2	763
Non-current	6,272	86	7,319	90	13,767
	6,721	86	7,631	92	14,530

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Pension and medical benefit expenses, net recognized in the statement of income are set out as follows:

	Pension Plans		Medical Plan	Other Plans	Total
	Petros	Petros 2	AMS
Current service cost	18	5	29	3	55
Net interest cost over net liabilities / (assets)	210	3	242	3	458
Net costs for Jan-Mar/2016	228	8	271	6	513
Related to active employees:
Included in the cost of sales	56	4	62	1	123
Included in operating expenses	29	3	36	5	73
Related to retired employees	143	1	173	−	317
Net costs for Jan-Mar/2016	228	8	271	6	513
Net costs for Jan-Mar/2015	253	22	306	7	588

As of March 31, 2016, the Company had pledged crude oil and/or oil products totaling US$ 1,837, which are been reviewed, as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008 (US$ 1,719 as of December 31, 2015).

In the first quarter of 2016, the Company's contribution to the defined contribution portion of the Petros Plan 2 was US$ 54 (US$ 78 in the first quarter of 2015).

21.2.   Voluntary Separation Incentive Plan

In January 2014, the Company launched a Voluntary Separation Incentive Plan (PIDV 2014), which was developed within the context of its Productivity Optimization Plan (POP) to contribute to the achievement of the goals set out in the Business and Management Plan.

On March 31, 2014, the Company recognized a provision for the estimated charges. The amounts are subject to changes resulting from employees who cancel their requests for voluntary separation, impacts of Collective Bargaining Agreements, which might increase salaries before separation, inflation-indexation of the floor and the cap based on the Brazilian Consumer Price Index (IPCA), as well as variable additional incentives earned by employees.

On October 13, 2015, Petrobras Distribuidora S.A. launched a Voluntary Separation Incentive Plan (PIDV BR 2015). The enrollment period ended on December 30, 2015 with 345 employees enrolled.

From November 30, 2015 to December 18, 2015, the Company re-opened the plan for eligible employees, achieving 374 additional enrollees.

As of March 31, 2016, 6,946 and 201 separations were made for voluntary separation of employees who enrolled in the in PIDV 2014 and in PIDV BR 2015, respectively.

Changes in the provision during the first quarter of 2016 are set out as follows:

Balance as of December 31, 2015	199
Revision of provision	-−
Separations in the period	(59)
Cumulative translation adjustment	14
Balance as of March 31, 2016	154
Current	110
Non-current	44

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

22.        Shareholders’ equity

22.1.   Share capital (net of share issuance costs)

As of March 31, 2016 subscribed and fully paid share capital was US$ 107,380 and share issuance costs were US$ 279, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

22.2.   Other comprehensive income

In the first quarter of 2016 the Company recognized the following charges mainly as a result of an 8.9% appreciation of the Brazilian Real against the U.S. dollar:

-       Cumulative translation adjustment of US$ 4,463; and

-       Foreign exchange variation gains of US$ 6,372 (US$ 4,206 after taxes and amounts reclassified to the statement of income) recognized in the Company's shareholders' equity during the first quarter of 2016, as a result of its cash flow hedge accounting policy. The cumulative balance of foreign exchange variation losses as of March 31, 2016 was US$ 24,367 (US$ 16,082 after taxes), as set out in note 31.2.

22.3.   Earnings (losses) per share

	Jan-Mar/2016	Jan-Mar/2015
Net income (loss) attributable to shareholders of Petrobras	(318)	1,862
Weighted average number of common and preferred shares outstanding	13,044,496,930	13,044,496,930
Basic and diluted earnings (losses) per common and preferred share (US$ per share)	(0.02)	0.14

23.        Sales revenues

	Jan-Mar/2016	Jan-Mar/2015
Gross sales	22,991	32,502
Sales taxes (*)	(5,002)	(6,535)
Sales revenues (**)	17,989	25,967
Diesel	5,832	8,366
Automotive gasoline	3,761	4,667
Jet fuel	587	901
Liquefied petroleum gas	637	760
Naphtha	389	574
Fuel oil (including bunker fuel)	289	770
Other oil products	715	916
Subtotal oil products	12,210	16,954
Natural gas	1,029	1,702
Ethanol, nitrogen products and renewables	886	1,009
Electricity, services and others	708	1,495
Domestic market	14,833	21,160
Exports	1,310	1,985
Sales abroad(***)	1,846	2,822
Foreign market	3,156	4,807
Sales revenues (**)	17,989	25,967

(*) Includes, mainly, CIDE, PIS, COFINS e ICMS.
(**) Sales revenues by business segment are set out in note 28.
(***) Sales revenues from operations outside of Brazil, other than exports.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

24.        Other expenses, net

	Jan-Mar/ 2016	Jan-Mar/ 2015
Unscheduled stoppages and pre-operating expenses	(525)	(329)
Pension and medical benefits - retirees	(317)	(331)
Gains / (losses) related to legal, administrative and arbitration proceedings	(293)	(291)
Impairment (losses) / reversals	(75)	(1)
Institutional relations and cultural projects	(61)	(133)
Health, safety and environment	(20)	(25)
Gains / (losses) on disposal/write-offs of assets	(26)	141
Reimbursements from E&P partnership operations	140	49
Others	86	(15)
	(1,091)	(935)

25.        Costs and Expenses by nature

	Jan-Mar/2016	Jan-Mar/2015
Raw material and products for resale	(4,644)	(8,724)
Materials, third-party services, freight, rent and other related costs	(4,054)	(5,189)
Depreciation, depletion and amortization	(3,235)	(2,974)
Employee compensation	(1,946)	(2,708)
Production taxes	(622)	(1,590)
Unscheduled stoppages and pre-operating expenses	(525)	(329)
(Losses) /Gains on legal, administrative and arbitration proceedings	(293)	(291)
Exploration expenditures written off (includes dry wells and signature bonuses)	(148)	(201)
Allowance for impairment of trade receivables	(129)	301
Other taxes	(139)	(263)
Impairment (losses) / reversals	(75)	(1)
Institutional relations and cultural projects	(61)	(133)
Health, safety and environment	(20)	(25)
Gains / (losses) on disposal/write-offs of assets	(26)	141
Changes in inventories	12	560
	(15,905)	(21,426)
In the Statement of income
Cost of sales	(12,616)	(18,140)
Selling expenses	(959)	(602)
General and administrative expenses	(678)	(946)
Exploration costs	(293)	(343)
Research and development expenses	(129)	(197)
Other taxes	(139)	(263)
Other expenses, net	(1,091)	(935)
	(15,905)	(21,426)

26.        Net finance income (expense)

	Jan-Mar/2016	Jan-Mar/2015
Debt interest and charges	(1,734)	(1,616)
Foreign exchange gains (losses) and inflation indexation charges on net debt (*)	(1,057)	(883)
Income from investments and marketable securities	117	176
Financial result on net debt	(2,674)	(2,323)
Capitalized borrowing costs	377	506
Gains (losses) on derivatives	8	(5)
Interest income from marketable securities	4	2
Other foreign exchange gains (losses) and indexation charges, net	175	(60)
Other finance expenses and income, net	(113)	(83)
Net finance income (expenses)	(2,223)	(1,963)
Income	227	256
Expenses	(1,572)	(1,289)
Foreign exchange gains (losses) and inflation indexation charges	(878)	(930)
	(2,223)	(1,963)

(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

27.        Supplemental information on statement of cash flows

	Jan-Mar/2016	Jan-Mar/2015
Amounts paid/received during the period:
Income taxes paid	46	217
Withholding income tax paid on behalf of third-parties	302	381

Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	23	3
Provision for decommissioning costs	6	24

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

28.        Segment information

The Extraordinary General Meeting held on April 28, 2016 approved adjustments to the Company’s organization structure and governance and management model, aiming to align the organization with the new conditions faced by the oil and gas industry and to prioritize profitability and capital discipline. The new model does not propose discontinuing operations, however, it does consider merge of operations.

Accordingly, the Company may reassesses its current business segment information structure in order to improve management business analysis, as well as decision-making regarding investments and resources allocation.

Consolidated assets by Business Area - 03.31.2016
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Current assets	4,343	9,186	2,334	55	2,617	25,989	(3,430)	41,094
Non-current assets	129,077	39,900	18,261	571	3,289	9,582	(361)	200,319
Long-term receivables	7,130	2,629	1,372	3	994	7,195	(323)	19,000
Investments	1,781	1,198	505	468	36	6	−	3,994
Property, plant and equipment	117,824	35,895	16,042	100	2,033	2,137	(38)	173,993
Operating assets	85,288	31,356	13,748	99	1,729	1,827	(38)	134,009
Under construction	32,536	4,539	2,294	1	304	310	−	39,984
Intangible assets	2,342	178	342	−	226	244	−	3,332
Total Assets	133,420	49,086	20,595	626	5,906	35,571	(3,791)	241,413

Consolidated assets by Business Area - 12.31.2015

Current assets	3,639	9,027	2,663	45	2,299	28,866	(3,111)	43,428
Non-current assets	120,157	36,465	16,806	437	2,972	10,589	(333)	187,093
Long-term receivables	6,467	2,384	1,358	3	859	8,398	(292)	19,177
Investments	1,807	879	456	343	34	8	−	3,527
Property, plant and equipment	109,724	33,032	14,674	91	1,868	1,949	(41)	161,297
Operating assets	79,585	28,803	12,193	81	1,581	1,485	(41)	123,687
Under construction	30,139	4,229	2,481	10	287	464	−	37,610
Intangible assets	2,159	170	318	−	211	234	−	3,092
Total Assets	123,796	45,492	19,469	482	5,271	39,455	(3,444)	230,521

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by Business Area
	Jan-Mar/2016
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Sales revenues	6,056	13,577	2,402	58	6,453	−	(10,557)	17,989
Intersegments	5,880	3,979	545	56	97	−	(10,557)	−
Third parties	176	9,598	1,857	2	6,356	−	−	17,989
Cost of sales	(5,329)	(10,000)	(1,934)	(63)	(5,957)	−	10,667	(12,616)
Gross profit (loss)	727	3,577	468	(5)	496	−	110	5,373
Income (expenses)	(923)	(637)	(187)	(31)	(508)	(1,021)	18	(3,289)
Selling, general and administrative	(130)	(551)	(162)	(6)	(432)	(379)	23	(1,637)
Exploration costs	(293)	−	−	−	−	−	−	(293)
Research and development	(54)	(17)	(5)	(1)	−	(52)	−	(129)
Other taxes	(16)	(37)	(43)	(1)	(10)	(32)	−	(139)
Other expenses, net	(430)	(32)	23	(23)	(66)	(558)	(5)	(1,091)
Net income / (loss) before financial results and income taxes	(196)	2,940	281	(36)	(12)	(1,021)	128	2,084
Net finance income (expenses)	−	−	−	−	−	(2,223)	−	(2,223)
Share of earnings in equity-accounted investments	(26)	96	14	11	2	2	−	99
Net income / (loss) before income taxes	(222)	3,036	295	(25)	(10)	(3,242)	128	(40)
Income taxes	68	(999)	(95)	12	4	998	(45)	(57)
Net income (loss)	(154)	2,037	200	(13)	(6)	(2,244)	83	(97)
Net income (loss) attributable to:
Shareholders of Petrobras	(154)	2,041	195	(13)	(6)	(2,464)	83	(318)
Non-controlling interests	−	(4)	5	−	−	220	−	221
	(154)	2,037	200	(13)	(6)	(2,244)	83	(97)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by Business Area (*)
	Jan-Mar/2015
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power (**)	Biofuels	Distribution	Corporate	Eliminations	Total

Sales revenues	9,444	19,597	3,839	54	9,485	−	(16,452)	25,967
Intersegments	9,091	6,543	590	52	176	−	(16,452)	−
Third parties	353	13,054	3,249	2	9,309	−	−	25,967
Cost of sales	(6,987)	(15,600)	(3,230)	(57)	(8,667)	−	16,401	(18,140)
Gross profit (loss)	2,457	3,997	609	(3)	818	−	(51)	7,827
Income (expenses)	(656)	(758)	(46)	(12)	(499)	(1,374)	59	(3,286)
Selling, general and administrative	(164)	(601)	219	(9)	(509)	(544)	60	(1,548)
Exploration costs	(343)	−	−	−	−	−	−	(343)
Research and development	(78)	(33)	(15)	(2)	−	(69)	−	(197)
Other taxes	(18)	(64)	(251)	−	(12)	82	−	(263)
Other expenses, net	(53)	(60)	1	(1)	22	(843)	(1)	(935)
Net income / (loss) before financial results and income taxes	1,801	3,239	563	(15)	319	(1,374)	8	4,541
Net finance income (expenses)	−	−	−	−	−	(1,963)	−	(1,963)
Share of earnings in equity-accounted investments	6	23	35	(7)	3	−	−	60
Net income / (loss) before income taxes	1,807	3,262	598	(22)	322	(3,337)	8	2,638
Income taxes	(613)	(1,101)	(192)	6	(108)	955	(3)	(1,056)
Net income (loss)	1,194	2,161	406	(16)	214	(2,382)	5	1,582
Net income (loss) attributable to:
Shareholders of Petrobras	1,191	2,160	379	(16)	214	(2,071)	5	1,862
Non-controlling interests	3	1	27	−	−	(311)	−	(280)
	1,194	2,161	406	(16)	214	(2,382)	5	1,582

(*)For comparative purposes consolidated statement of income by segment as of March 31, 2015 is adjusted in accordance with note 4.2 of the consolidated financial statements as of 31 December,2015.
(**) For comparative purposes, net income includes VAT expenses related to natural gas aquisitions, previously classified in the Corporate segment (US$ 180).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Breakdown of the activities abroad

	Exploration and Production	Refining, Transportation &Marketing	Gas & Power	Distribution

Assets as of 03.31.2016	8,005	1,336	429	790

Statement of income - Jan-Mar/2016

Sales revenues	375	738	143	815
Intersegments	215	565	8	1
Third parties	160	173	135	814
Gross profit (loss)	123	(30)	26	80
Net income (loss) before financial results and income taxes	69	(56)	21	20
Net income (loss) attributable to shareholders of Petrobras	28	(54)	29	18

	Exploration and Production	Refining, Transportation &Marketing	Gas & Power	Distribution

Assets as of 12.31.2015	8,114	1,398	404	783

Statement of income - Jan-Mar/2015

Sales revenues	461	1,150	124	1,084
Intersegments	256	291	8	1
Third parties	205	859	116	1,083
Gross profit (loss)	146	52	20	101
Net income (loss) before financial results and income taxes	137	6	14	26
Net income (loss) attributable to shareholders of Petrobras	123	2	24	22

29.        Provisions for legal proceedings

29.1.   Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

-       Labor claims, in particular a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated and lawsuits concerning remunerated weekly leave;

-       Tax claims including claims related to alleged failure to pay VAT (ICMS) tax on jet fuel sales and to Brazilian federal and state tax credits applied that were disallowed;

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

-       Civil claims related to losses and damages proceedings resulting from the cancellation of an assignment of excise tax (IPI) credits to a third party and failure to pay royalties on oil shale extraction; and

-       Environmental claims regarding fishermen seeking indemnification from the Company for a January 2000 oil spill in the State of Rio de Janeiro.

Provisions for legal proceedings are set out as follows:

	03.31.2016	12.31.2015
Non-current liabilities
Labor claims	1,012	851
Tax claims	1,023	791
Civil claims	649	530
Environmental claims	65	72
Other claims	4	3
	2,753	2,247

	03.31.2016	12.31.2015
Opening Balance	2,247	1,540
Additions	269	1,490
Use of provision	(42)	(272)
Accruals and charges	52	100
Others	(18)	(13)
Cumulative translation adjustment	245	(598)
Closing Balance	2,753	2,247

29.2.   Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

Non-current assets	03.31.2016	12.31.2015
Tax	1,186	1,044
Civil	777	690
Labor	796	684
Environmental	86	78
Others	5	3
	2,850	2,499

29.3.   Contingent liabilities

Contingent liabilities for which either the Company is unable to make a reliable estimate of the expected financial effect that might result from resolution of the proceeding, or a cash outflow is not probable, are not recognized as liabilities in the financial statements but are disclosed in the notes to the financial statements, unless the likelihood of any outflow of resources embodying economic benefits is considered remote.

The estimated contingent liabilities for legal proceedings as of March 31, 2016, for which the possibility of loss is not considered remote are set out in the following table:

Nature
Tax	32,771
Labor	7,346
Civil - General	5,560
Civil - Environmental	1,679
Others	26
47,382

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor) is set out in the following table:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Description of tax matters	Estimate
Plaintiff: Secretariat of the Federal Revenue of Brazil

1) Withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters.

Current status: This claim involves lawsuits in different administrative and judicial stages.	9,235
2) Immediate deduction from the basis of calculation of taxable income (income tax - IRPJ and social contribution - CSLL) of crude oil production development costs in 2008 and 2009.
Current status: Awaiting the hearing of an appeal at the administrative level.	3,389
3) Requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority.
Current status: This claim involves lawsuits in different administrative and judicial stages.	2,345

4) Deduction from the basis of calculation of taxable income (income tax - IRPJ and social contribution - CSLL) of amounts payed to Petros Plan, as well as several expenses occurred in 2007 and 2008, related to employee benefits and Petros.

Current status: Awaiting the hearing of an appeal at the administrative level.	2,144
5) Income from subsidiaries and associates located outside Brazil, from 2005 to 2010, not included in the basis of calculation of taxable income (IRPJ and CSLL).
Current status: Awaiting the hearing of an appeal at the administrative level.	1,888
6) Incidence of social security contributions over contingent bonuses paid to employees.
Current status: Awaiting the hearing of an appeal at the administrative level.	687

7) Collection of Contribution of Intervention in the Economic Domain (CIDE) from March 2002 to October 2003 on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.

Current status: This claim involves lawsuits in judicial stages.	575
Plaintiff: State of São Paulo Finance Department

8) Penalty for the absence of a tax document while relocating a rig to an exploratory block, and on the return of this vessel, as well as collection of the related VAT (ICMS), as a result of the temporary admission being unauthorized, because the customs clearance has been done in Rio de Janeiro instead of São Paulo.

Current status: This claim involves lawsuits in judicial stages.	1,478

9) Deferral of payment of VAT (ICMS) taxes on B100 Biodiesel sales and the charge of a 7% VAT rate on B100 on Biodiesel inter-state sales, including states in the Midwest, North and, Northeast regions of Brazil and the State of Espírito Santo.

Current status: This claim involves lawsuits at administrative level.	700
Plaintiff: States of RJ and BA Finance Departments
10) VAT (ICMS) on dispatch of liquid natural gas (LNG) and C5+ (tax document not accepted by the tax authority), as well as challenges on the rights to this credit.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,089
Plaintiff: Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória

11) Alleged failure to withhold and pay tax on services provided offshore (ISSQN) in favor of some municipalities in the State of Espírito Santo, under the allegation that the service was performed in their "respective coastal waters".

Current status: This claim involves lawsuits in administrative and judicial stages.	879
Plaintiff: States of SP, RS and SC Finance Departments
12) Collection of VAT (ICMS) related to natural gas imports from Bolivia, alleging that these states were the final destination (consumers) of the imported gas.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Federal Supreme Court.	727
Plaintiff: States of RJ, RN, AL, AM, PA, BA, GO, MA and SP Finance Departments
13) Alleged failure to write-down VAT (ICMS) credits related to exemption or non-taxable sales made by the Company's customers.
Current status: This claim involves lawsuits in different administrative and judicial stages.	628
Plaintiff: States of RJ, SP, PR, RO and MG Finance Departments
14) Additional VAT (ICMS) due to differences in rates on jet fuel sales to airlines in the domestic market.
Current status: This claim involves lawsuits in different administrative and judicial stages.	865
Plaintiff: States of PR, AM, BA, ES, PA, PE and PB Finance Departments
15) Incidence of VAT (ICMS) over alleged differences in the control of physical and fiscal inventories.
Current status: This claim involves lawsuits in different administrative and judicial levels.	494
Plaintiff: States of RJ, SP, ES and BA Finance Departments
16) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different administrative and judicial stages.	481
Plaintiff: State of Pernambuco Finance Department

17) Alleged incorrect application of VAT (ICMS) tax base with respect to interstate sales of natural gas transport through citygates in the State of Pernambuco destined to the distributors in that State. The Finance Department of the State of Pernambuco understands that activity as being an industrial activity which could not be characterized as an interstate sale transaction (considering that the Company has facilities located in Pernambuco), and consequently charging the difference on the tax levied on the sale and transfer transactions.

Current status: This claim involves lawsuits in different administrative and judicial stages.	424
Plaintiff: States of RJ, SP, SE and BA Finance Departments
18) Use of VAT (ICMS) credits on the purchase of drilling rig bits and chemical products used in formulating drilling fluid.
Current status: This claim involves lawsuits in different administrative and judicial stages.	362
Plaintiff: States of SP, CE, PB, RJ, BA and PA Finance Departments
19) VAT (ICMS) and VAT credits on internal consumption of bunker fuel and marine diesel, destined to chartered vessels.
Current status: This claim involves several tax notices from the states in different administrative and judicial stages.	351
20) Other tax matters	4,030
Total for tax matters	32,771

Description of labor matters	Estimate
Plaintiff : Sindipetro of ES, RJ, BA, MG, SP, PE, RN, PR, SC and RS.
1) Class actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
Current status: The Company filed its collective bargaining agreement with the Superior Labor Court and, on October 19, 2015, the Court ruled in favor of the Company and notified the Regional Labor Courts of its understanding of the matter.	3,422
Plaintiff : Sindipetro of ES, RJ, BA, MG, SP, PR, CE, SC,SE, PE and RS (*).

2) Class Actions regarding wage underpayments to certain employees due to alleged changes in the methodology used to factor overtime into the calculation of paid weekly rest, allegedly computed based on ratios that are higher than those established by Law No. 605/49.

Current status: The collective and individual lawsuits about the matter, that not yet to be passed down in res judicata, are in analysis and awaiting judgment by the Superior Labor Court. The Company has filed an appeal in the Superior Labor Court to overturn a decision with respect to the claim filed by Sindipetro Norte Fluminense (NF) and awaits judgment.	1,393
Plaintiff : Sindipetro of Norte Fluminense – SINDIPETRO/NF
3) The plaintiff claims Petrobras failed to pay overtime for standby work exceeding 12-hours per day. It also demands that the Company respects a 12-hour limit per workday, subject to a daily fine.
Current status: Awaiting the Superior Labor Court to judge appeals filed by both parties.	316
4) Other labor matters	2,215
Total for labor matters	7,346
(*) Includes matters previously presented as "other labor matters", beyond the estimate revision.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Description of civil matters	Estimate
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Proceedings challenging an ANP order requiring Petrobras to unite Lula and Cernambi fields on the BM-S-11 joint venture; to unite Baúna and Piracicaba fields; and to unite Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu, in the Parque das Baleias complex, which would cause changes in the payment of special participation charges.

Current status: The claims are being disputed in court and in arbitration proceedings. As a result of judicial decisions, the arbitrations have been suspended. On the Lula and Cernanbi proceeding, for the alleged differences on the special participation, the Company made judicial deposits. However, with the cancellation of the favorable injunction, currently the payment of these alleged differences have been made directly to ANP, until a final judicial decision is handed down. On the Baúna and Piracicaba proceeding, Petrobras made court-ordered judicial deposits. On the Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu, in the Parque das Baleias complex proceeding, as a result of a judicial decision and of a Chamber of Arbitration ruling, the collection of the alleged differences has been suspended.

1,444

2) Administrative proceedings challenging an ANP order requiring Petrobras to pay special participation fees and royalties (government take) with respect to several fields and alleged failure to comply with the minimum exploration activities program, as well as alleged irregularities in platform measurement systems

Current status: This claim involves lawsuits in different administrative and judicial stages.	1,415
Plaintiff: Refinaria de Petróleo de Manguinhos S.A.
3) Lawsuit seeking to recover damages for alleged anti-competitive practices with respect to gasoline, diesel and LPG sales in the domestic market.
Current status: This claim is in the judicial stage and was ruled in favor of the plaintiff in the first stage. The Company is taking legal actions to ensure its rights. The Brazilian Antitrust regulator (CADE) has analyzed this claim and did not consider the Company's practices to be anti-competitive.	477
Plaintiff: Vantage Deepwater Company e Vantage Deepwater Drilling Inc.
4) Arbitration in the United States for unilateral termination of the drilling service contract tied to ship-probe Titanium Explorer.
Current status: The process is in phase of discovery and choice of the chairman of the arbitration panel, where the Company seeks its rights and presents documents to prove the author delinquent in contractual obligations.	400
5) Other civil matters	1,824
Total for civil matters	5,560

Description of environmental matters	Estimate
Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná,
AMAR - Associação de Defesa do Meio Ambiente de Araucária and IAP - Instituto Ambiental do Paraná

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled in favor of the plaintiff, however both parties (the plaintiff and the Company) filed an appeal.	706
Plaintiff: Instituto Brasileiro de Meio Ambiente - IBAMA and Ministério Público Federal.

2) Administrative proceedings arising from environmental fines related to exploration and production operations (Upstream) contested because of disagreement over the interpretation and application of standards by IBAMA, as well as a public civil action filed by the Ministério Público Federal for alleged environmental damage due to the accidental sinking of P-36 Platform.

Current status: Defense trial and the administrative appeal regarding the fines are pending, and, when it comes to the civil action, the Company appealed the ruling that was unfavorable in the lower court and monitors the use of the procedure that will be judged by the Regional Federal Court.	321
3) Other environmental matters	652
Total for environmental matters	1,679

29.4.   Class action and other U.S. actions

29.4.1.   Class action and other related individual actions

Between December 8, 2014 and January 7, 2015, five putative securities class action complaints were filed against the Company in the United States District Court for the Southern District of New York (SDNY). These actions were consolidated on February 17, 2015 (the “Consolidated Securities Class Action”). The Court appointed a lead plaintiff, Universities Superannuation Scheme Limited (“USS”), on March 4, 2015. USS filed a consolidated amended complaint (“CAC”) on March 27, 2015 that purported to be on behalf of investors who: (i) purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the period January 22, 2010 and March 19, 2015, inclusive (the “Class Period”), and were damaged thereby; (ii) purchased or otherwise acquired during the Class Period certain notes issued in 2012 pursuant to a registration statement filed with the SEC filed in 2009 , or certain notes issued in 2013  or 2014 pursuant to a registration statement filed with the SEC in 2012 , and were damaged thereby; and (iii) purchased or otherwise acquired Petrobras securities on the Brazilian stock exchange during the Class Period, who also purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the same period.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The CAC alleged, among other things, that in the Company’s press releases, filings with the SEC and other communications, the Company made materially false and misleading statements and omissions regarding the value of its assets, the amounts of the Company’s expenses and net income, the effectiveness of the Company’s internal controls over financial reporting, and the Company’s anti-corruption policies, due to alleged corruption purportedly in connection with certain contracts, which allegedly artificially inflated the market value of the Company’s securities.

On April 17, 2015, Petrobras, Petrobras Global Finance - PGF and the underwriters of notes issued by PGF (the “Underwriter Defendants”) filed a motion to dismiss the CAC.

On July 9, 2015, the judge presiding over the Consolidated Securities Class Action ruled on the motion to dismiss, partially granting the Company’s motion. Among other decisions, the judge dismissed claims relating to certain debt securities issued in 2012 under the Securities Act of 1933, as time barred by the Securities Act’s statute of repose and ruled claims relating to securities purchased on the Brazilian stock exchange must be arbitrated, as established in the Company’s bylaws. The judge rejected other arguments presented in the motion to dismiss the CAC and, as a result, the Consolidated Securities Class Action continued with respect to other claims.

As allowed by the judge, a second consolidated amended complaint was filed on July 16, 2015, a third consolidated amended complaint was filed on September 1, 2015, among other things extending the Class Period through July 28, 2015 and adding Petrobras America, Inc. as a defendant, and a fourth consolidated amended complaint (“FAC”) was filed on November 30, 2015. The FAC, brought by lead plaintiff and three other plaintiffs – Union Asset Management Holding AG (“Union”), Employees’ Retirement System of the State of Hawaii (“Hawaii”), and North Carolina Department of State Treasurer (“North Carolina”) (collectively, “class plaintiffs”) – brings those claims alleged in the CAC that were not dismissed or were allowed to be re-pleaded under the judge’s July 9, 2015 ruling.

On December 7, 2015, Petrobras, PGF, Petrobras America, Inc. and the Underwriter Defendants filed a motion to dismiss the FAC.

On December 20, 2015, the judge ruled on the motion to dismiss the FAC, partially granting the motion. Among other decisions, the judge dismissed the claims of USS and Union based on their purchases of notes issued by PGF for failure to plead that they purchased the notes in U.S. transactions. The judge also dismissed claims under the Securities Act of 1933 for certain purchases for which class plaintiffs had failed to plead the element of reliance. The judge rejected other arguments presented in the motion to dismiss the FAC and, as a result, the Consolidated Securities Class Action will continue with respect to the remaining claims.

On October 15, 2015, class plaintiffs filed a motion for class certification in the Consolidated Securities Class Action, and on November 6, 2015, Petrobras, PGF, Petrobras America, Inc. and the Underwriter Defendants opposed the motion. On February 2, 2016, the judge granted plaintiffs’ motion for class certification, certifying a Securities Act Class represented by Hawaii and North Carolina and an Exchange Act Class represented by USS.

In addition to the Consolidated Securities Class Action, to date, 29 lawsuits have been filed by individual investors before the same judge in the SDNY (two of which have been stayed), and one has been filed in the United States District Court for the Eastern District of Pennsylvania, consisting of allegations similar to those in the Consolidated Securities Class Action. On August 21, 2015, Petrobras, PGF and underwriters of notes issued by PGF filed a motion to dismiss certain of the individual lawsuits, and on October 15, 2015, the judge ruled on the motion to dismiss, partially granting the motion. Among other decisions, the judge dismissed several Exchange Act, Securities Act and state law claims as barred by the relevant statutes of repose. The judge denied other portions of the motion to dismiss and, as a result, these actions will continue with respect to other claims brought by these class plaintiffs.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

On October 31, 2015, the judge ordered that the individual lawsuits before him in the SDNY and the Consolidated Securities Class Action shall be tried together in a single trial that will not exceed a total of eight weeks.

On November 5, 2015, the judge ordered that the trial shall begin on September 19, 2016, and on November 18, 2015, the judge ordered that any individual action filed after December 31, 2015 will be stayed in all respects until after the completion of the scheduled trial.

These actions are in their early stages and involve highly complex issues that are subject to substantial uncertainties and depend on a number of factors such as the novelty of the legal theories, the information produced in discovery, the timing of court decisions, discovery from adverse parties or third parties, rulings by the court on key issues, analysis by retained experts, and the possibility that the parties negotiate in good faith toward a resolution.

In addition, the claims asserted are broad, span a multi-year period and involve a wide range of activities, and the contentions of the plaintiffs in the Consolidated Securities Class Action and the individual additional actions concerning the amount of alleged damages are varied and, at this stage, their impact on the course of the litigation is complex and uncertain.

The uncertainties inherent in all such matters affect the amount and timing of the ultimate resolution of these actions. As a result, the Company is unable to make a reliable estimate of eventual loss arising from the litigation.

Depending on the outcome of the litigation, we may be required to pay substantial amounts, which could have a material adverse effect on the Company’s financial condition, its consolidated results of operations or its consolidated cash flows for an individual reporting period.

The Company has engaged a U.S. firm as legal counsel and intends to defend these actions vigorously.

29.4.2.   EIG claim involving Sete Brasil

On February 23, 2016, EIG Management Company (EIG) and affiliates filed a complaint against Petrobras before the federal court in Washington, DC, alleging that the Company had committed fraud by inducing plaintiffs to invest in Sete Brasil Participações SA ( "Sete"), through communications that failed to disclose the alleged corruption scheme in which the Company and Sete were allegedly involved and that plaintiffs’ investments in Sete allowed Petrobras to perpetuate and expand the corruption scheme. This action is at an early stage, and the allegations and claims in the complaint are being evaluated by Petrobras. The Company intends to engage a U.S. firm as legal counsel to defend this action.

30.        Collateral for crude oil exploration concession agreements

The Company has granted collateral to the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis -ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 2,166 of which US$ 1,327 were still in force as of March 31, 2016, net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to US$ 1,143 and bank guarantees of US$ 184.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

31.        Risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with legal and regulatory requirements of the countries where it operates. To manage market and financial risks the Company preferably takes structuring measures through an adequate capital and leverage management. The Company takes account of risks in its business decisions and manages any such risk in an integrated manner in order to enjoy the benefits of diversification.

A summary of the derivative financial instruments positions held by the Company and recognized in other current assets and liabilities as of March 31, 2016, as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out following:

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	03.31.2016	12.31.2015	03.31.2016	12.31.2015
Derivatives not designated for hedge accounting
Future contracts - total (*)	(8,453)	(5,694)	1	38
Long position/Crude oil and oil products	37,655	53,735	−	−	2016
Short position/Crude oil and oil products	(46,108)	(59,429)	−	−	2016
Options - total (*)	100	123	−	10
Call/Crude oil and oil products	100	−	−	−	2016
Put/Crude oil and oil products	−	123	−	10	2016
Forward contracts - total			(2)	6.3
Long position/Foreign currency forwards (ARS/USD)(**)	USD 0	USD 0	−	−	2016
Long position/Foreign currency forwards (BRL/USD)(**)	USD 218	USD 217	(2)	6	2016
Short position/Foreign currency forwards (BRL/USD)(**)	USD 0	USD 50	−	0.3	2016

Derivatives designated for hedge accounting
Swap - total			(9)	(33)
Foreign currency / Cross-currency Swap (**)	USD 298	USD 298	10	(16)	2016
Interest – Libor / Fixed rate (**)	USD 384	USD 396	(19)	(17)	2017

Total recognized in the Statement of Financial Position			(10)	21.3
(*) Notional value in thousands of bbl.
(**) Amounts in USD are presented in million.

	Gains/ (losses) recognized in the statement of income (*)		Gains/ (losses) recognized in the Shareholders’ Equity (**)		Guarantees given as collateral
	Jan-Mar/2016	Jan-Mar/2015	Jan-Mar/2016	Jan-Mar/2015	03.31.2016	12.31.2015
Commodity derivatives	6	(15)	−	−	61	9
Foreign currency derivatives	4	12	2	1	−	−
Interest rate derivatives	(2)	(2)	(2)	(2)	−	−
	8	(5)	−	(1)	61	9
Cash flow hedge on exports (***)	(742)	(288)	6,372	(9,596)	−	−
	(734)	(293)	6,372	(9,597)	61	9

(*) Amounts recognized in finance income in the period.
(**) Amounts recognized as other comprehensive income in the period.
(***) Using non-derivative financial instruments as designated hedging instruments, as set out in note 31.2.

A sensitivity analysis for the different types of market risks, to which the Company is exposed, based on the derivative financial instruments held as of March 31, 2016 is set out following:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Risk	Probable Scenario*	Stressed Scenario (Δ of 25%)	Stressed Scenario (Δ of 50%)
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	4	(75)	(155)
Forward contracts	Foreign currency - depreciation BRL x USD	11	(55)	(109)
Options	Crude oil and oil products - price changes	-	(0.3)	(0.3)
		15	(130.3)	(264.3)
Derivatives designated for hedge accounting
Swap		(7)	(63)	(105)
Debt	Foreign currency - appreciation JPY x USD	7	63	105
Net effect		-	-	-

Swap		1	(1)	(3)
Debt	Interest - LIBOR increase	(1)	1	3
Net effect		-	-	-

(*) The probable scenario was computed based on the following risks: oil and oil products prices: fair value on March 31, 2016; R$ x U.S. Dollar - a 5.1% depreciation of the Real; Japanese Yen x U.S. Dollar - a 2.3% depreciation of the Japanese Yen; Peso x U.S. Dollar - a 9.6% depreciation of the Peso; LIBOR Forward Curve - a 0.11% increase throughout the curve. Source: Focus and Bloomberg.

31.1.   Risk management of price risk (related to crude oil and oil products prices)

Petrobras does not regularly use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs. Derivatives are used as hedging instruments to manage the price risk of certain short-term commercial transactions.

31.2.   Foreign exchange risk management

Petrobras seeks to identify and manage foreign exchange rate risks based on an integrated analysis of its businesses with the benefits of diversification. The Company’s short-term risk management involves choosing the currency in which to hold cash, such as the Brazilian Real, U.S. dollar or other currency. The foreign exchange risk management strategy may involve the use of derivative financial instruments to hedge certain liabilities, minimizing foreign exchange rate risk exposure.

a)             Cash Flow Hedge involving the Company’s  future exports

The Company designates hedging relationships to account for the effects of the existing hedge between a portion of its long-term debt obligations (denominated in U.S. dollars) and its highly probable U.S. dollar denominated future export revenues, so that gains or losses associated with the hedged transaction (the highly probable future exports) and the hedging instrument (debt obligations) are recognized in the statement of income in the same periods.

A portion of principal amounts and accrued interest (non-derivative financial instruments), as well as foreign exchange rate forward contracts (derivative financial instruments) have been designated as hedging instruments. Derivative financial instruments expired during the year were replaced by principal and interest amounts in the hedging relationships for which they had been designated.

Individual hedging relationships were designated in a one-to-one proportion, meaning that a portion of the highly probable future exports for each month will be the hedged transaction of an individual hedging relationship, hedged by a portion of the company’s long-term debt. Only a portion of the Company’s forecast exports are considered as highly probable.

Whenever a portion of future exports for a certain period for which a hedging relationship has been designated is no longer highly probable, the Company revokes the designation and the cumulative foreign exchange gains or losses that have been recognized in other comprehensive income remain separately in equity until the forecast exports occur.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Whenever a portion of future exports for a certain period for which a hedging relationship has been designated is no longer not considered highly probable, but is also no longer expected to occur, any related cumulative foreign exchange gains or losses that have been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation is immediately recycled from equity to the statement of income as a reclassification adjustment.

As of March 31, 2016, a portion of future exports for which a hedging relationship had been designated was no longer expected to occur or not occurred, mainly due to the decrease in international oil prices. Therefore, the hedging relationship was revoked and this portion was reclassified to the statement of income in amount of US$ 188 in the first quarter of 2016.

The carrying amounts, the fair value as of March 31, 2016, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a USD 1.00 / R$ 3.5589 exchange rate are set out below:

Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	Principal Amount (US$)	Carrying amount as of March 31, 2016 (R$ million)
Non-derivative financial instruments (debt: principal and interest)	Portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	April 2016 to March 2027	62,827	223,595

Changes in the reference value (principal and interest)	US$	R$ million
Amounts designated as of December 31, 2015	61,520	240,222
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	3,082	12,296
Exports affecting the statement of income	(479)	(1,901)
Principal repayments / amortization	(1,296)	(5,009)
Foreign exchange variation	−	(22,013)
Amounts designated as of March 31, 2016	62,827	223,595

The ratio of highly probable future exports to debt instruments for which a hedging relationship has been designated in future periods is set out below:

	2016	2017	2018	2019	2020	2021	2022	2023	2024 to 2027	Average
Hedging instruments designated / Highly probable future exports (%)	66	75	80	78	77	61	57	54	52	60

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of March 31, 2016 is set out below:

	Exchange rate	Tax effect	Total
Balance at December 31, 2015	(30,739)	10,451	(20,288)
Recognized in shareholders' equity	5,630	(1,914)	3,716
Reclassified to the statement of income - occurred exports	554	(189)	365
Reclassified to the statement of income - exports no longer expected or not occurred	188	(63)	125
Balance at March 31, 2016	(24,367)	8,285	(16,082)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecast export prices and export volumes following a review in the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our most recent update of the 2015-2019 Business and Management Plan (Plano de Negócios e Gestão – PNG), a US$ 200 reclassification adjustment from equity to the statement of income would occur.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of March 31, 2016 is set out below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	Consolidated
	03.31.2016
	2016	2017	2018	2019	2020	2021	2022	2023	2024 to 2027	Total
Expected realization	(2,760)	(4,321)	(4,468)	(3,545)	(2,823)	(2,621)	(2,763)	(1,689)	623	(24,367)

b)            Cash flow hedges involving swap contracts – Yen x Dollar

The Company has a cross currency swap to fix in U.S. dollars the payments related to bonds denominated in Japanese yen and does not intend to settle these contracts before the maturity. The relationship between the derivative and the bonds was designated for cash flow hedge accounting.

c)             Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Financial Instruments	Exposure at 03.31.2016	Risk	Probable Scenario (*)	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Assets	4,309		219	1,077	2,154
Liabilities	(67,757)	Dollar/Real	(3,448)	(16,939)	(33,878)
Cash flow hedge on exports	62,827		3,197	15,707	31,414
	(621)		(32)	(155)	(310)
Liabilities (**)	(597)	Yen/Dollar	14	(149)	(298)
	(597)		14	(149)	(298)
Assets	10	Euro/Real	−	3	5
Liabilities	(64)		−	(16)	(32)
	(54)		−	(13)	(27)
Assets	8,981	Euro/Dollar	(490)	2,245	4,490
Liabilities	(17,828)		972	(4,457)	(8,914)
	(8,847)		482	(2,212)	(4,424)
Assets	6	Pound	−	1	3
Liabilities	(23)	Sterling/Real	(1)	(6)	(12)
	(17)		(1)	(5)	(9)
Assets	2,587	Pound	(34)	647	1,294
Liabilities	(5,151)	Sterling /Dollar	68	(1,288)	(2,576)
	(2,564)		34	(641)	(1,282)
Assets	569	Dollar/Peso	52	142	285
Liabilities	(584)		(54)	(146)	(292)
	(15)		(2)	(4)	(7)
	(12,715)		495	(3,179)	(6,357)

(*) On March 31, 2016, the probable scenario was computed based on the following risks: R$ x U.S. Dollar - a 5.1% depreciation of the Real/ Japanese Yen x U.S. Dollar - a 2.3% depreciation of the Japanese Yen/ Peso x U.S. Dollar - a 9.6% depreciation of the Peso / Euro x U.S. Dollar: a 5.2% depreciation of the Euro / Pound Sterling x U.S. Dollar: a 1.3% depreciation of the Pound Sterling/ Real x Euro - a 0.4% appreciation of the Real / Real x Pound Sterling - 3.8% depreciation of the Real. Source: Focus and Bloomberg.

(**) A portion of the foreign currency exposure is hedged by a cross-currency swap.

31.3.   Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain subsidiaries of Petrobras.

31.4.   Credit risk

Credit risk management in Petrobras aims at minimizing risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The commercial credit portfolio is broad and diversified and comprises clients from the domestic market and from foreign markets. Credit granted to financial institutions is related to collaterals received, cash surplus invested and derivative financial instruments. It is spread among “investment grade” international banks rated by international rating agencies and Brazilian banks.

31.5.   Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or other financial assets in order to settle the Company’s obligations on the agreed dates and is managed by the Company based on policies such as: centralized cash management, in order to optimize the level of cash and cash equivalents held and to reduce working capital; a minimum cash level to ensure that cash needed for investments and short-term obligations is met even in adverse market conditions; increasing the number of investors in the domestic and international markets through funding opportunities, preserving a strong presence in the international capital markets and searching for new funding sources, including new markets and financial products, as well as funds under the divestment program.

During 2015, the Company used traditional funding sources (export credit agencies – ECAs, banking market, capital markets and development banks) to obtain the necessary funding to repay debt and fund its capital expenditures. Proceeds from long-term financing amounted approximately US$ 1.1 billion in the first quarter of 2016 and the Company also signed a term sheet with the China Development Bank CDB to obtain US$10 billion through financing agreements that are currently being negotiated.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out following:

Maturity	2016	2017	2018	2019	2020	2021 and thereafter	Balance at March 31, 2016	Balance at December 31, 2015
Principal	10,126	11,777	16,589	23,200	16,053	50,038	127,783	127,354
Interest	4,994	6,341	5,889	4,877	3,571	33,016	58,689	59,038
Total	15,120	18,118	22,478	28,077	19,624	83,054	186,472	186,392

32.        Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows. The fair values of cash and cash equivalents, short term debt and other non-current assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

-       Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

-       Level 2: inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

-       Level 3: inputs are unobservable inputs for the asset or liability.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	777	-	-	777
Commodity derivatives	1	-	-	1
Foreign currency derivatives	-	10	-	10
Balance at March 31, 2016	778	10	-	788
Balance at December 31, 2015	833	6.3	-	839.3

Liabilities
Foreign currency derivatives	-	(2)	-	(2)
Interest derivatives	-	(19)	-	(19)
Balance at March 31, 2016	-	(21)	-	(21)
Balance at December 31, 2015	-	(33)	-	(33)

There are no material transfers between levels.

The estimated fair value for the Company’s long term debt as of March 31, 2016, computed based on the prevailing market rates is set out in note 16.1.

33.        Subsequent events

33.1.   Voluntary Separation Incentive Plan – 2016 PIDV

On April 1, 2016, Petrobras announced a new voluntary separation incentive program (2016 PIDV) designed to contribute to the achievement of the goals set out in our Business and Management Plan.

The 2016 PIDV is open to all employees from April 11, 2016 up to August 31, 2016. Provisions for charges will be recognized through such period according to the enrollment of our workforce to this program. The effective cost to implement the 2016 PIDV will depend on certain variables, for example, number of enrollments and specific conditions of each employee.

33.2.   Sale of Petrobras Argentina

On May 3, 2016, the Company concluded the negotiations with Pampa Energía of the main terms and conditions for the sale the entire interest in Petrobras Participaciones S.L. ("PPSL"), which holds 67,19% interest in Petrobras Argentina (PESA). The base price of the deal is US$ 892, without taking into account the effect of price adjustments and the tax impact.

This transaction is part of the Divestment Program in the Company Business and Management Plan 2015-2019 and its conclusion is subject to the deliberation and approval of its final terms and conditions by the Executive Board and Board of Directors, as well as the appropriate regulatory agencies.

33.3.   Sale of distribution assets in Chile

On May 3, 2016, the Company concluded the negotiations with Southern Cross Group of the main terms and conditions for the sale its whole interest in Petrobras Chile Distribución Ltda. (“PCD”), owned through Petrobras Caribe Ltd. The final value of the deal, subject to price adjustments tax impact, is estimated to be US$ 490.

This transaction is part of the Divestment Program in the Company Business and Management Plan 2015-2019 and is still subject to the deliberation and approval of its final terms and conditions by the Executive Board, Board of Directors and the Executive Committee of Southern Cross, as well as the appropriate regulatory approvals.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

33.4.   Financing contract with China Exim Bank

On May 9, 2016, the Company signed with the China Exim Bank a term sheet containing the main terms and conditions for a financing contract of US$1 billion and the final agreement is already under negotiation.

34.        Information Related to Guaranteed Securities Issued by Subsidiaries

34.1.   Petrobras Global Finance B.V. (PGF)

Petróleo Brasileiro S.A. - Petrobras fully and unconditionally guarantees the debt securities issued by Petrobras Global Finance B.V. (PGF), a 100-percent-owned finance subsidiary of Petrobras. There are no significant restrictions on the ability of Petrobras to obtain funds from PGF.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2016
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.